UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

Bermuda	001-37775	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Jane Sheere

Brookfield Business Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

Tel: +441-294-3309

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1  Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Brookfield Business Partners L.P. (the “Company”) is filing this Form SD pursuant to Rule 13p-1 (the “Rule”) under the Securities and Exchange Act of 1934 (the “Act”) for the reporting period from January 1, 2023 to December 31, 2023 (the “Relevant Period”). Definitions of capitalized terms not otherwise defined in this Conflict Minerals Disclosure shall have the meaning defined in the SEC rules.

Conflict Minerals Disclosure

As required by the Rule, the Company’s subsidiary, Clarios Global LP (“Clarios”), undertook an analysis of its products to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any Conflict Mineral was necessary to the functionality or production of such product. As a result, the Company determined that during the Relevant Period, Clarios contracted with certain vendors (the “Covered Vendors”) to manufacture certain products (the “Covered Products”) that contain Conflict Minerals necessary to the functionality or production of the Covered Products. Accordingly, at the direction of the Company, Clarios conducted a reasonable country of origin inquiry with respect to the Conflict Minerals in such Covered Products (the “RCOI”), as required by the Act.

The RCOI process commenced with the preparation of a conflict minerals questionnaire using the Responsible Minerals Initiative Conflict Minerals Reporting Template that was then distributed by Clarios to all Covered Vendors. The Covered Vendors completed such questionnaires and returned them to Clarios. Clarios personnel then reviewed the responses. When the nature of a response warranted further analysis, Clarios personnel contacted the relevant Covered Vendor for further evidence, either oral or written, to clarify or validate the response.

Based on the results of its RCOI, the Company determined that it has no reason to believe that, during the Relevant Period, Clarios’s Covered Products contain Conflict Minerals that may have originated in the Covered Countries.

This specialized Disclosure Form is available at https://bbu.brookfield.com/bbu/reports-filings/regulatory-filings. The information on our website is not incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROOKFIELD BUSINESS PARTNERS L.P.

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

Date: May 31, 2024